Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 8, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___               Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______           No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains the following:-

1.                                       A news release dated March 8, 2006 entitled ‘Additional Responsibilities Announced for Vodafone Greece CEO George Koronias”

2.                                       A news release dated March 12, 2006 entitled ‘Statement from Lord MacLaurin of Knebworth, Chairman of Vodafone Group Plc”

3.                                       A news release dated March 16, 2006 entitled ‘10 Million Vodafone Live! With 3G Customers”

4.                                       Stock Exchange Announcement dated March 1, 2006 entitled ‘Transaction in Own Securities’

5.                                       Stock Exchange Announcement dated March 2, 2006 entitled ‘Transactions in Own Securities’

6.                                       Stock Exchange Announcement dated March 3, 2006 entitled ‘Transactions in Own Securities’

7.                                       Stock Exchange Announcement dated March 6, 2006 entitled ‘Transaction in Own Securities’

8.                                       Stock Exchange Announcement dated March 6, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

9.                                       Stock Exchange Announcement dated March 7, 2006 entitled ‘Transaction in Own Securities’

10.                                 Stock Exchange Announcement dated March 8, 2006 entitled ‘Transaction in Own Securities’

11.                                 Stock Exchange Announcement dated March 9, 2006 entitled ‘Transaction in Own Securities’

12.                                 Stock Exchange Announcement dated March 13, 2006 entitled ‘Transaction in Own Securities’

13.                                 Stock Exchange Announcement dated March 14, 2006 entitled ‘Transaction in Own Securities’

14.                                 Stock Exchange Announcement dated March 14, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

15.                                 Stock Exchange Announcement dated March 15, 2006 entitled ‘Transaction in Own Securities’

16.                                 Stock Exchange Announcement dated March 17, 2006 entitled ‘Transaction in Own Securities’

17.                                 Stock Exchange Announcement dated March 21, 2006 entitled ‘Transactions in Own Securities’

18.                                 Stock Exchange Announcement dated March 22, 2006 entitled ‘Transactions in Own Securities’

19.                                 Stock Exchange Announcement dated March 23, 2006 entitled ‘Transactions in Own Securities’

20.                                 Stock Exchange Announcement dated March 24, 2006 entitled ‘Transactions in Own Securities’

21.                                 Stock Exchange Announcement dated March 25, 2006 entitled ‘Transactions in Own Securities’

22.                                 Stock Exchange Announcement dated March 28, 2006 entitled ‘Transactions in Own Securities’

23.                                 Stock Exchange Announcement dated March 28, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

24.                                 Stock Exchange Announcement dated March 29, 2006 entitled ‘Transaction in Own Securities’

25.                                 Stock Exchange Announcement dated March 30, 2006 entitled ‘Transactions in Own Securities’

26.                                 Stock Exchange Announcement dated March 31, 2006 entitled ‘Transaction in Own Securities’

8 March 2006

ADDITIONAL RESPONSIBILITIES ANNOUNCED FOR VODAFONE GREECE CEO GEORGE KORONIAS

Vodafone today announced that George Koronias, Chief Executive of Officer Vodafone Greece, is appointed Director of Business Development for the Balkan and Eastern European Region. This role is in addition to his responsibilities in Greece and for the Vodafone business in Albania.

In his new role Mr. Koronias will report to Sir Julian Horn Smith, Deputy Chief Executive of Vodafone Group, who heads Global Business Development. In his role as CEO of Vodafone Greece, he will continue to report to Paul Donovan, CEO for Other Vodafone Subsidiaries (OVS).

Paul Donovan, CEO for Other Vodafone Subsidiaries said: “George has done an outstanding job since the launch of our Greek business in 1993, when we first acquired a licence to operate in Greece. He will add valuable insight and effective leadership for our business development activities in the important Balkan and Eastern European Region.”

- ends -

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications. Vodafone has equity interests in 27 countries and Partner Networks in a further 32 countries, with a proportionate customer base of over 179 million.

For more information, please visit www.vodafone.com

STATEMENT FROM LORD MACLAURIN OF KNEBWORTH, CHAIRMAN OF VODAFONE GROUP PLC

12 March 2006

On my return from a business trip to South Africa, I have read the recent press comment about Vodafone with great concern. I want to make it clear that I and the Board are totally supportive of our Chief Executive, Arun Sarin, as he takes the Company forward in changing and challenging times. Any other suggestion is completely untrue.

For further information:

Vodafone Group

Media Relations

01635 664444

16 March 2006

10 MILLION VODAFONE LIVE! WITH 3G CUSTOMERS

When Vodafone launched 3G services in November 2004, the Company announced that it expected over 10 million customers to be using Vodafone live! with 3G by 31 March 2006. Vodafone today announces that this target has been achieved.

Chief Executive Arun Sarin said: “This is an important milestone for Vodafone and I am very pleased that we have achieved our target ahead of time. It is also clear that our customers value the additional services and benefits of Vodafone live! with 3G.”

- ends -

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading mobile telecommunications group with operations in 27 countries across 5 continents, as well as 32 partner networks. As at 31 December 2005, Vodafone had 179 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

© Vodafone Group 2006. VODAFONE, the Vodafone logos and Vodafone live! are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 February 2006

Number of ordinary shares transferred:	110,429

Highest transfer price per share:	120.5 p

Lowest transfer price per share:	92.99 p

Following the above transfer, Vodafone holds 6,517,519,992 of its ordinary shares in treasury and has 60,476,635,932 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	1 March 2006

Number of ordinary shares purchased:	49 million

Highest purchase price paid per share:	112p

Lowest purchase price paid per share:	111.5p

Volume weighted average price per share:	111.7526p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,539,000,000 shares at a cost (including dealing and associated costs) of £6,116,375,030.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 March 2006

Number of ordinary shares transferred:	4,660

Highest transfer price per share:	113.75p

Lowest transfer price per share:	113.75p

Following both the above transactions, Vodafone holds 6,566,515,332 of its ordinary shares in treasury and has 60,427,663,342 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

CANCELLATION OF SHARES

Vodafone Group Plc (“Vodafone”) announces today that as its holding of Vodafone shares approaches 10% of the nominal value of the issued share capital prescribed by the Companies Act 1985 as the maximum number of shares that a company may hold in treasury it has cancelled the following number of its ordinary shares of U.S.$0.10.

Ordinary Shares

Date of cancellation:	2 March 2006

Number of ordinary shares cancelled:	750 million

This is in addition to the 750 million shares that were cancelled on 1 December 2005 and the 750 million shares that were cancelled on the 23 January 2006, bringing the total number of treasury shares cancelled to 2,250 million.

PURCHASE OF SHARES

Vodafone has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	2 March 2006

Number of ordinary shares purchased:	62 million

Highest purchase price paid per share:	113.75p

Lowest purchase price paid per share:	111.25p

Volume weighted average price per share:	112.119p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,601,000,000 shares at a cost (including dealing and associated costs) of £6,186,250,283.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 March 2006

Number of ordinary shares transferred:	557,647

Highest transfer price per share:	117p

Lowest transfer price per share:	72.55p

Following the cancellation, purchases and transfers referred to above, Vodafone holds 5,877,957,685 of its ordinary shares in treasury and has 60,366,224,897 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3rd March 2006

Number of ordinary shares transferred:	30,607

Highest transfer price per share:	111.75p

Lowest transfer price per share:	111.75p

Following the above transfer, Vodafone holds 5,877,927,078 of its ordinary shares in treasury and has 60,366,536,618 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 3 March 2006 that on 2 March 2006 Anne Lauvergeon, a Non-Executive Director of the Company, acquired an interest in 31,000 shares of US$0.10 each in the Company at average price of 111.996p per share.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 March 2006

Number of ordinary shares transferred:	39,598

Highest transfer price per share:	112p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,877,887,480 of its ordinary shares in treasury and has 60,366,661,647 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 March 2006

Number of ordinary shares transferred:	589,994

Highest transfer price per share:	121.5 p

Lowest transfer price per share:	90 p

Following the above transfer, Vodafone holds 5,877,297,486 of its ordinary shares in treasury and has 60,368,029,729 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 March 2006

Number of ordinary shares transferred:	286,049

Highest transfer price per share:	125p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,877,011,437 of its ordinary shares in treasury and has 60,368,365,913 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 March 2006

Number of ordinary shares transferred:	407,239

Highest transfer price per share:	125 p

Lowest transfer price per share:	90 p

Following the above transfer, Vodafone holds 5,876,604,198 of its ordinary shares in treasury and has 60,368,974,603 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 March 2006

Number of ordinary shares transferred:	61,948

Highest transfer price per share:	124.25p

Lowest transfer price per share:	122.5p

Following the above transfer, Vodafone holds 5,876,542,250 of its ordinary shares in treasury and has 60,369,036,551 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 13 March 2006 by Mourant ECS Trustees Limited that on 10 March 2006 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 125p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Sir Julian Horn-Smith*	200
Andrew Nigel Halford*	200
Alan Paul Harper	200
Stephen Roy Scott	200
Paul Michael Donovan	200

* Denotes Main Board Director

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 March 2006

Number of ordinary shares transferred:	904,609

Highest transfer price per share:	124.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,875,637,641 of its ordinary shares in treasury and has 60,370,054,065 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 March 2006

Number of ordinary shares transferred:	580,704

Highest transfer price per share:	129.75p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,875,056,937 of its ordinary shares in treasury and has 60,370,969,634 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	20 March 2006

Number of ordinary shares purchased:	46 million

Highest purchase price paid per share:	128p

Lowest purchase price paid per share:	127.25p

Volume weighted average price per share:	127.587p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,647,000,000 shares at a cost (including dealing and associated costs) of £6,245,245,492.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 March 2006

Number of ordinary shares transferred:	1,037,846

Highest transfer price per share:	128.75p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,920,019,091 of its ordinary shares in treasury and has 60,326,495,380 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	21 March 2006

Number of ordinary shares purchased:	28 million

Highest purchase price paid per share:	129.75p

Lowest purchase price paid per share:	127.25p

Volume weighted average price per share:	128.6518p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,675,000,000 shares at a cost (including dealing and associated costs) of £6,281,455,314.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 March 2006

Number of ordinary shares transferred:	140,536

Highest transfer price per share:	130p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,947,878,555 of its ordinary shares in treasury and has 60,298,662,786 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	22 March 2006

Number of ordinary shares purchased:	24 million

Highest purchase price paid per share:	129.25p

Lowest purchase price paid per share:	127.5p

Volume weighted average price per share:	128.2083p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,699,000,000 shares at a cost (including dealing and associated costs) of £6,312,385,311.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 March 2006

Number of ordinary shares transferred:	89,242

Highest transfer price per share:	129p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,971,789,313 of its ordinary shares in treasury and has 60,274,870,928 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	23 March 2006

Number of ordinary shares purchased:	33.5 million

Highest purchase price paid per share:	128.5p

Lowest purchase price paid per share:	127p

Volume weighted average price per share:	127.4515p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,732,500,000 shares at a cost (including dealing and associated costs) of £6,355,303,585.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 March 2006

Number of ordinary shares transferred:	161,840

Highest transfer price per share:	129.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,005,127,473 of its ordinary shares in treasury and has 60,241,537,083 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	24 March 2006

Number of ordinary shares purchased:	52.5 million

Highest purchase price paid per share:	127.25p

Lowest purchase price paid per share:	124.5p

Volume weighted average price per share:	125.3369p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,785,000,000 shares at a cost (including dealing and associated costs) of £6,421,447,628.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 March 2006

Number of ordinary shares transferred:	166,836

Highest transfer price per share:	129.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,057,460,637 of its ordinary shares in treasury and has 60,189,275,647 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	27 March 2006

Number of ordinary shares purchased:	28 million

Highest purchase price paid per share:	125.75p

Lowest purchase price paid per share:	124.25p

Volume weighted average price per share:	124.808p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,813,000,000 shares at a cost (including dealing and associated costs) of £6,456,575,590.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 March 2006

Number of ordinary shares transferred:	45,644

Highest transfer price per share:	127.25p

Lowest transfer price per share:	127.25p

Following both the above transactions, Vodafone holds 6,085,414,993 of its ordinary shares in treasury and has 60,161,327,907 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on Tuesday 28 March 2006 by The Share Centre that on 27 March 2006, Sir Julian Horn-Smith, a director of the Company, acquired 99 ordinary shares of US$0.10 each through his participation in a Dividend Reinvestment Plan, for which each share was valued at 125.67p.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 March 2006

Number of ordinary shares transferred:	134,082

Highest transfer price per share:	125.5p

Lowest transfer price per share:	125.5p

Following the above transfer, Vodafone holds 6,085,280,911 of its ordinary shares in treasury and has 60,161,575,376 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	29 March 2006

Number of ordinary shares purchased:	35 million

Highest purchase price paid per share:	123.25p

Lowest purchase price paid per share:	120.25p

Volume weighted average price per share:	122.2911p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,848,000,000 shares at a cost (including dealing and associated costs) of £6,499,600,045. This completes Vodafone’s target of purchasing £6.5 billion of shares, which was announced on 15 November 2005.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 March 2006

Number of ordinary shares transferred:	58,979

Highest transfer price per share:	124.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,120,221,932 of its ordinary shares in treasury and has 60,126,659,355 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 March 2006

Number of ordinary shares transferred:	92,584

Highest transfer price per share:	127.25p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,120,129,348 of its ordinary shares in treasury and has 60,126,866,179 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 8, 2006	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary